UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

PROGENICS PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Its Charter)

VELAN CAPITAL, L.P. ALTIVA MANAGEMENT INC. BALAJI VENKATARAMAN VIRINDER NOHRIA LTE PARTNERS, LLC LTE MANAGEMENT, LLC MELKONIAN CAPITAL MANAGEMENT, LLC RYAN MELKONIAN TERENCE COOKE DEEPAK SARPANGAL
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 17, 2019

VELAN CAPITAL, L.P.

_______, 2019

Dear Fellow Progenics Stockholders:

Velan Capital, L.P., Altiva Management Inc., Balaji Venkataraman, Virinder Nohria, LTE Partners, LLC, LTE Management, LLC, Melkonian Capital Management, LLC, Ryan Melkonian, Terence Cooke and Deepak Sarpangal (collectively, the “Participating Stockholders”, or “we”), beneficially own in the aggregate [7,765,000] shares of common stock, par value $0.0013 per share (the “Common Stock”), of Progenics Pharmaceuticals, Inc., a Delaware corporation (“Progenics” or the “Company”), representing approximately [9.2]% of the outstanding shares of Common Stock, making us one of the Company’s largest stockholders. For the reasons set forth in the attached Proxy Statement, we believe changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.

We believe there is significant value to be realized at Progenics. However, we are concerned that the Board is not taking appropriate action to execute upon the opportunities that we believe are available to drive stockholder value. Given the Company’s stock price underperformance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of the Company, are appropriately represented in the boardroom.

For this reason, we submitted a nomination of director candidates for election to the Board at the Company’s 2019 Annual Meeting of Stockholders (the “Annual Meeting”), however, the Board invalidated our nomination on technical grounds1, thereby preventing us from running a competing slate of nominees at this year’s Annual Meeting. We believe the Board’s rejection of our nomination not only demonstrates a disregard for the concerns of its stockholders but serves to frustrate the shareholder franchise and entrench the Board.

Accordingly, we are seeking your support to vote AGAINST the re-election of Peter J. Crowley and Michael D. Kishbauch as directors at the Annual Meeting. By voting AGAINST Mr. Crowley, as Chairman of the Board who we believe is largely responsible for the overall lack of accountability at Progenics given the Company’s persistent underperformance, and Mr. Kishbauch, as Chairman of the Nominating and Corporate Governance Committee who oversaw the invalidation of our nomination due to a mere technicality, and who together represent the sole members of the Compensation Committee that we believe has approved excessive compensation to Progenics’ directors and officers, stockholders will be sending a strong message to the Board that they are dissatisfied with the status quo and that meaningful change is required.

We note that the election of directors at Progenics requires the vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting. Importantly, the Company has a director resignation policy in place for uncontested elections, whereby each director submits a contingent resignation which becomes effective if he or she fails to receive a sufficient number of votes for re-election at the Annual Meeting and the Board accepts the resignation. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. If our proxy solicitation results in any directors failing to receive a majority of the votes cast for his election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board. We believe the failure of the Board to accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear stockholder directive.

1On the date Velan submitted its nomination, it beneficially owned shares of Progenics in “street” name.  While Velan is currently a stockholder of record of Progenics, it was not a stockholder of record on the date it submitted its nomination pursuant to the Company’s Bylaws.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GREEN proxy card today. The attached Proxy Statement and the enclosed GREEN proxy card are first being furnished to the stockholders on or about ______ __, 2019.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning the enclosed GREEN proxy card or by voting in person at the Annual Meeting.

The Company’s slogan is “Find, Fight, and Follow” -- we urge stockholders to “Find” the status quo unacceptable, “Fight” years of value destruction and squandered opportunities, and “Follow” our call to action by voting AGAINST the re-election of Messrs. Crowley and Kishbauch on the GREEN proxy card.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed on the following page.

Thank you for your support,

/s/ Balaji Venkataraman

Balaji Venkataraman
Velan Capital, L.P.

If you have any questions regarding your GREEN proxy card or need assistance in executing your proxy, please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (888) 785-6673

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 17, 2019

2019 ANNUAL MEETING OF STOCKHOLDERS
OF

Progenics Pharmaceuticals, Inc.
_________________________

PROXY STATEMENT
OF
VELAN CAPITAL, L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Velan Capital, L.P. (“Velan”), Altiva Management Inc. (“Altiva”), Balaji Venkataraman, Virinder Nohria, LTE Partners, LLC (“LTE”), LTE Management, LLC (“LTE Management”), Melkonian Capital Management, LLC (“MCM”), Ryan Melkonian, Terence Cooke and Deepak Sarpangal (collectively, the “Participating Stockholders”, or “we”), are significant stockholders of Progenics Pharmaceuticals, Inc., a Delaware corporation (“Progenics” or the “Company”), owning approximately [9.2]% of the outstanding shares of common stock, par value $0.0013 per share (the “Common Stock”), of the Company. We are seeking your support at the annual meeting of stockholders scheduled to be held at [______], on [____], 2019 at [_____] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), to vote AGAINST the election of Peter J. Crowley and Michael D. Kishbauch to the Company’s Board of Directors (the “Board”).

Our GREEN proxy card will also allow stockholders to vote on the following proposals that are being presented by the Company for stockholder consideration at the Annual Meeting:

•	The approval, on an advisory basis, of the compensation of the Company’s named executive officers;
•	The ratification of the Board’s selection of Ernst & Young LLP to serve as the Company’s independent registered public accounting firm for 2019; and
•	Such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement and the enclosed GREEN proxy card are first being furnished to the stockholders on or about ______ __, 2019.

As of the date hereof, the Participating Stockholders collectively own [7,765,000] shares of Common Stock (“Velan Group Shares”). We intend to vote our Velan Group Shares AGAINST the election of Peter J. Crowley, Michael D. Kishbauch and Mark R. Baker and FOR the election of the remaining Progenics director nominees (collectively, the “Progenics Nominees”), AGAINST the approval of the advisory vote on the compensation of the Company’s named executive officers, and FOR the ratification of the selection of Ernst & Young LLP as the Company’s registered public accounting firm for 2019, as described herein. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed GREEN proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Velan’s recommendations and voting instructions specified herein and in accordance with the discretion of the persons named on the GREEN proxy card with respect to any other matters that may be voted upon at the Annual Meeting. Please see the “Voting and Proxy Procedures” section of this Proxy Statement and the GREEN proxy card for additional detail.

Please note that the Progenics Nominees are not the nominees of Velan and have not consented to be named in this Proxy Statement. Because the Progenics Nominees are not Velan’s nominees and have not consented to be named in this Proxy Statement, they are not participants in this solicitation. We can provide no assurance that any of the Progenics Nominees will serve as directors if elected.

The Company has set the close of business on [_____] as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is One World Trade Center, 47th Floor, New York, NY 10007. According to the Company, as of the Record Date, there were [____] shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY The Participating Stockholders AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH The Participating Stockholders ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSON NAMED AS PROXY IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN HIS DISCRETION.

The Participating Stockholders URGE YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD TO VOTE AGAINST THE ELECTION OF Peter J. Crowley and Michael D. Kishbauch TO THE BOARD AT THE ANNUAL MEETING.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GREEN proxy card are available at

[______________________________]

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. The Participating Stockholders urge you to sign, date, and return the enclosed GREEN proxy card today to vote AGAINST the election of Peter J. Crowley and Michael D. Kishbauch to the Board and in accordance with the Participating Stockholders’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to the Participating Stockholders, c/o Okapi Partners LLC (“Okapi”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company as it will revoke any proxy card you may have previously sent to us. So please make certain that the latest dated proxy card you return is the GREEN proxy card.

If you have any questions regarding your GREEN proxy card or need assistance in executing your proxy, please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (888) 785-6673

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

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Background to the Solicitation

Below is a chronological list of interactions and events leading up to this proxy solicitation:

  After having followed the Company and its predecessors for years, Velan initiated its current investment in July 2018 and initially interacted with representatives of the Company during a telephonic conversation on November 29, 2018.
  Over the ensuing months, Velan pursued further due diligence related to the Company, which included consultations with several third parties, including key opinion leaders (“KOLs”) and other industry participants.
  On January 7, 2019, Velan met with Patrick Fabbio, Chief Financial Officer of the Company, at the annual J.P. Morgan Healthcare Conference. After this meeting, Velan contacted the Company’s management on multiple occasions to schedule further interactions but did not receive any response or acknowledgment from the management team.
  On February 18, 2019, Velan sent a letter to the Board expressing disappointment with the Company’s lack of responsiveness to the attempted outreach of an interested stockholder, highlighting certain important issues that Velan had sought to cover with senior management.
  On February 22, 2019, Peter Crowley, Chairman of the Board, responded to Velan’s letter noting the Board had yet to review or consider Velan’s observations.
  On March 7, 2019, Velan sent another letter to the Board noting Velan’s disappointment in the continued lack of response and engagement from the Company. As a result, Velan requested the documentation required in order to nominate directors for election to the Board. In this letter, Velan made clear its preference to work constructively with the Board.
  On March 8, 2019, Mr. Crowley responded to Velan’s letter of March 7, 2019, proposing a meeting between himself, Velan and Mark Baker, Chief Executive Officer and a director of the Company.
  On March 13, 2019, Mr. Venkataraman had a telephone conversation with the Mr. Crowley. During the call, Mr. Venkataraman discussed his views on the Company (including its management team) and noted Velan’s willingness to work with the Company. Mr. Venkataraman felt that Mr. Crowley acknowledged that execution was meaningfully lacking, though Mr. Crowley later disputed this account.
  On March 15, 2019, given the limited engagement and openness believed to be shown by the Company, Velan nominated six candidates for election to the Board at the Annual Meeting, including Messrs. Venkataraman, Nohria, Sarpangal, Melkonian, Cooke and Matthew Heck, in order to facilitate stockholder involvement and value creation.
  On March 25, 2019, Messrs. Venkataraman and Sarpangal met with Messrs. Crowley and Baker in New York City to discuss the issues and concerns highlighted by Velan. During this meeting, Velan disclosed that it owned approximately four percent (4%) of the Company’s outstanding shares, which included a significant amount of stock purchased immediately following the Company’s fourth quarter 2018 earnings call, and that while already one of the Company’s large stockholders, there was a good chance that Velan might become one of the largest, if not the largest stockholder. Mr. Crowley stated they would consider the topics raised by Messrs. Venkataraman and Sarpangal at an April 1, 2019 meeting of the Board.
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  On March 27, 2019, Velan sent a letter to Messrs. Crowley and Baker noting Velan’s disappointment with the tone of the in-person meeting on March 25, 2019, and expressing hope that Velan’s concerns and issues would be seriously considered by the Board. In order to facilitate any such review, Velan also shared a presentation highlighting various concerns, along with the benefits that Velan believed its nominees would provide.
  On March 27, 2019, the Participating Stockholders crossed the five percent (5%) ownership threshold, thereby triggering their obligation under the Securities Exchange Act of 1934 (the “Exchange Act”) to file a Schedule 13D within 10 calendar days.
  On April 4, 2019, Mr. Crowley sent a letter to Velan confirming receipt of Velan’s March 27, 2019 letter. Mr. Crowley did not indicate whether or not Velan’s concerns were discussed at the April 1, 2019 meeting of the Board or provide any further feedback on the concerns Velan had raised.
  Prior to the Participating Stockholders’ filing of their Schedule 13D on April 5, 2019, Mr. Sarpangal called Mr. Crowley multiple times to follow up on the March 25, 2019 meeting but the calls were neither accepted nor returned. The final call on April 4, 2019 was meant to inform the Company of the upcoming Schedule 13D filing.
  On April 5, 2019, the Participating Stockholders filed a Schedule 13D with the SEC reporting their collective beneficial ownership, as of the close of business on April 4, 2019, of 6,233,796 shares of the Common Stock, representing 7.4% of the Company’s outstanding shares.
  Between April 7, 2019 and April 15, 2019, Mr. Fabbio and Velan engaged in email communications regarding scheduling interviews with the Company’s Nominating and Corporate Governance Committee for Velan’s nominees.
  On April 11, 2019, Mr. Sarpangal emailed Mr. Fabbio to schedule a brief phone call to discuss clarification questions related to the Company’s financial profile. After not receiving a response for several days, Mr. Sarpangal emailed Mr. Fabbio again on April 14, 2019, after which Mr. Fabbio and Melissa Downs, the Company’s Associate Director, Investor Relations, arranged a half hour phone call on April 15, 2019.
  On April 15, 2019, Mr. Fabbio provided a letter confirming the meeting dates for Velan’s nominees and requesting clarification of Velan’s share ownership at the time Velan’s nomination materials were submitted.
  On April 16, 2019, Velan’s outside counsel sent a letter to Mr. Fabbio responding to Mr. Fabbio’s letter of April 15, 2019 and confirming Velan’s ownership of its shares in the Company at the time its nomination materials were submitted and offering to provide any further confirmation the Company may request.
  On April 18, 2019, Dr. Nohria held a telephonic meeting with Michael Kishbauch, Chairman of the Nominating and Corporate Governance Committee, and Nicole Williams, a director of the Company, to discuss Dr. Nohria’s qualifications for serving on the Board.
  On April 19, 2019, Mr. Melkonian held an in-person meeting in New York City with Mr. Kishbauch which included telephonic participation by Ms. Williams to discuss Mr. Melkonian’s qualifications for serving on the Board.
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  Between April 15-22, 2019, Velan and its outside counsel contacted the Company on multiple occasions seeking clarification of the correct record date. This outreach was ignored by the Company.

  On April 22, 2019, the Company delivered a letter to Velan, which it filed with the SEC, invalidating Velan’s nomination of director candidates on technical grounds2, thereby deeming Velan’s nominees ineligible for election as directors at the Annual Meeting.

  On April 24, 2019, Messrs. Venkataraman, Heck, Sarpangal and Cooke held separate in-person meetings in New York City with Mr. Kishbauch and Ms. Williams to discuss their respective qualifications for serving on the Board. During Mr. Venkataraman’s meeting, he again conveyed Velan’s willingness to constructively engage with Progenics and requested a response from the Company by April 25, 2019.
  On April 25, 2019, the Company delivered a letter to Velan noting that the Board was considering Velan’s request for a response.
  Following delivery of the Company’s April 25th letter, outside counsel for each of Velan and the Company engaged in various discussions regarding the Company’s responses to Velan’s requests and Velan’s desire for a swift response. Notwithstanding Velan’s desire for a more immediate response, it requested that the Company respond to its requests no later than May 3, 2019.
  On April 30, 2019, Velan delivered a letter to the Company, within its rights as a stockholder of the Company under Delaware law, demanding production of certain of the Company’s books and records, pursuant to Section 220 of the Delaware General Corporation Law.

  On May 1, 2019, the Participating Stockholders filed Amendment No. 1 to the Schedule 13D with the SEC reporting their collective beneficial ownership, as of the close of business on April 30, 2019, of 7,679,578 shares of the Common Stock, representing 9.1% of the Company’s outstanding shares.

  On May 3, 2019, the Company responded to Velan’s request, however, Velan does not believe the response reflects the level of change that it believes is necessary to drive stockholder value at the Company.

  On May 6, 2019, Velan delivered a letter to the Board and issued a press release expressing its concerns with the Company’s persistent underperformance and poor corporate governance practices in light of the Company’s invalidation of its nomination of director candidates. Velan also stated in the letter that despite its sincere efforts to work constructively with the Company, it has been left with no choice but to hold the Board accountable at this year’s Annual Meeting.
  On May 7, 2019, the Participating Stockholders filed a preliminary proxy statement in connection with the Annual Meeting.

2 On the date Velan submitted its nomination, it beneficially owned shares of Progenics in “street” name.  While Velan is currently a stockholder of record of Progenics, it was not a stockholder of record on the date it submitted its nomination pursuant to the Company’s Bylaws.

  On May 8, 2019, Velan issued a press release calling on the Company’s management team and Board to increase the level of disclosure and transparency when Progenics reports first quarter results on May 9, 2019 and posed a series of questions to be answered by the Company on the earnings call. Velan also announced that it filed a preliminary proxy statement seeking stockholder support against the election of Messrs. Crowley and Kishbauch at the Annual Meeting.
  On May 13, 2019, Velan issued a press release calling on the Company’s management team and Board to increase the level of disclosure and transparency to stockholders given Velan’s belief that the Company failed to adequately respond to its series of questions and call for increased transparency on the Company’s first quarter 2019 earnings call held on May 9, 2019.
  On May 17, 2019, Velan filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.

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REASONS FOR OUR SOLICITATION

IMMEDIATE CHANGE IS NEEDED AND WARRANTED ON PROGENICS’ BOARD

As one of the largest stockholders of Progenics, we have conducted extensive due diligence on the Company. In doing so, we have carefully analyzed the Company’s operating and financial performance as well as the competitive landscape in the pharmaceutical industry in which it operates.

We believe there is significant value to be realized at Progenics. However, we have lost faith in the Board’s ability to oversee the Company in a manner consistent with the best interests of stockholders. Specifically, we are deeply concerned with the Board’s persistent track record of presiding over dismal stock price performance, commercial missteps, questionable clinical decision-making, a lack of relevant management experience, limited public transparency, inefficient capital allocation and expense management, and poor corporate governance, which we believe has resulted in significant value destruction for Progenics stockholders.

As experienced investors and specialty pharmaceutical operators, we tried to work constructively with the Board to address our concerns as well as the opportunities that we believe are available to drive value for the benefit of all Progenics stockholders. Given the seeming lack of urgency in addressing our concerns and to preserve our rights as stockholders, we nominated a slate of director candidates for election to the Board at the Annual Meeting. Unfortunately, the Board chose to invalidate our nomination on technical grounds3, solidifying our belief that change is immediately required at Progenics.

Accordingly, we are seeking your support to vote AGAINST the re-election of Peter J. Crowley and Michael D. Kishbauch as directors at the Annual Meeting. By voting AGAINST Mr. Crowley, as Chairman of the Board who has overseen the destruction of significant stockholder value and who we believe is largely responsible for the overall lack of accountability at Progenics and Mr. Kishbauch, as Chairman of the Nominating and Corporate Governance Committee, who oversaw the rejection of our nomination of director candidates for election at the Annual Meeting on a mere technicality, and who together represent the sole members of the Compensation Committee that has approved, in our view, excessive compensation to Progenics directors and officers, stockholders will be sending a strong message to the Board that they are dissatisfied with the status quo and that meaningful change is required.

We are Concerned with the Company’s Dismal Stock Price Performance

We believe the Board, under the leadership of Chairman Crowley, has failed to hold management accountable for the Company’s dismal stock price performance. Since the height of the financial crisis in 2009, Mr. Crowley has managed to oversee the decline of Progenics’ share value during what has frequently been referred to as the longest bull market in our lifetimes. This speaks to underperformance for not just years, but across decades.

As it relates to more recent history and particularly during the past three years, the Company has substantially underperformed its peers and relevant indices, as displayed in the following chart excerpted from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 10-K”).

3 On the date Velan submitted its nomination, it beneficially owned shares of Progenics in “street” name.  While Velan is currently a stockholder of record of Progenics, it was not a stockholder of record on the date it submitted its nomination pursuant to the Company’s Bylaws.

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Comparative Stock Performance Graph

The graph below compares, for the past five years, the cumulative stockholder returns on our common stock with the cumulative stockholder returns of (i) the Nasdaq U.S. Benchmark (TR) Index and (ii) the Nasdaq Biotechnology Index, assuming an investment in each of $100 on December 31, 2013.

We changed our comparison peer group from the ICB: 4577 Pharmaceuticals (Subsector) Index to the Nasdaq Biotechnology Index. The reason for this change is that we believe the Nasdaq Biotechnology Index is more reflective of the biotechnology markets that we serve and therefore provides a meaningful comparison of our stock performance to investors. The stock performance graph below includes a comparison of our cumulative total return to both of the selected indices that will be used going forward ((i) Nasdaq U.S. Benchmark (TR) Index and (ii) Nasdaq Biotechnology Index), and the discontinued index (ICB: 4577 Pharmaceuticals (Subsector) Index).

DOLLARS
175
150
125
100
75
12.31.13
12.31.14
12.31.15
12.30.16
12.29.17
12.31.18
Progenics
Nasdaq U.S Benchmark TR Index
Nasdaq Biotechnology Index
ICB:4577 Pharmaceuticals (Subsector)

It should also be noted that when Messrs. Crowley and Kishbauch joined the Board in 2009 and 2013, respectively, Progenics’ share price was higher than it was prior to our public involvement at the Company.

We are Concerned with the Lack of Execution Surrounding AZEDRA’s Commercial Launch

We believe the Company’s management team and Board have been unable to successfully execute on AZEDRA’s launch. AZEDRA was approved by the FDA in July 2018, and as of March 2019, no patients had received therapy with AZEDRA (as disclosed on the Company’s Q4 2018 earnings call on March 14, 2019). This is even more concerning given that AZEDRA has no FDA Orange Book patents – each day delayed is another day lost of its FDA orphan drug exclusivity. Patients afflicted by pheochromocytoma or paraganglioma continue to take an unapproved, compounded product while the Company’s management has been unable to get AZEDRA in the hands of physicians and patients who need it.

We Question the Company’s Clinical Program Decision-Making and Prioritization

Progenics acquired Molecular Insight Pharmaceuticals, Inc. (“MIP”) and the rights to AZEDRA and development pipeline projects “1404” and “1095” over six years ago, in January 2013. The early clinical results of 1095 covering subjects treated between 2011 and 2013 were published in July 2014 (Zechmann et al.) and March 2017 (Afshar-Oromieh et al.) and as of today, this remains the most recent subject data referenced by the Company in its corporate presentation. Endocyte Inc., in contrast, acquired the rights to a similar asset in October 2017, created substantial value in the platform within a year, and sold the business to Novartis Pharmaceuticals Corporation for approximately $2.1 billion. Instead of focusing on 1095, we believe Progenics spent unnecessary time and resources on other less-valuable projects.

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Instead of harnessing its potential first-mover advantage, Progenics is now behind a well-capitalized and well-entrenched competitor, which we believe is a result of poor judgment and a lack of focus at the Company as well as a lack of effective oversight by the Board under Mr. Crowley’s leadership. The current lack of urgency by Progenics is further exemplified by its 2018 10-K disclosure that 1095’s current patent coverage expires from 2027 through 2031, with the 2027 composition of matter patent being the “most significant” – this provides limited protection in the event of a potential 2026 commercial launch (Progenics’ disclosed commercial milestone date in the 2018 10-K). We fear that continued mismanagement and distractions may further delay 1095 and continue to erode stockholder value.

Limited Transparency and Openness with Stockholders

In our view, one of the most important obligations of a public company is to be open and transparent with its stockholders. We believe that Progenics could drastically improve in this regard.

  Commercialization. We remain disappointed with the Company’s lack of clarity around AZEDRA’s launch. Management has not provided any sales guidance and stockholders have waited patiently for three quarters to see sales. Given the amount of time that has passed, we believe Progenics should have been (and should continue to be) more transparent with its stockholders regarding the delay (outside of logistics) in providing product to patients and in providing sales expectations and forecasts.
  Regulatory Interactions. Progenics has noted its FDA interactions in its conference calls but has failed to disclose key items discussed with, and the resulting feedback from, the FDA. Given the potential value inherent in its pipeline, specifically 1095, we believe Progenics should disclose to stockholders the nature of its discussions with the FDA and any potentially material feedback received.
  Manufacturing. Progenics acquired a facility in Somerset, NJ in February 2019, and established a third-party manufacturing arrangement with International Isotopes, Inc. in April 2019. The Company has not made any public announcement regarding its arrangement with International Isotopes. Why take these manufacturing initiatives six months after FDA approval of AZEDRA? Why establish a “redundant” manufacturing arrangement when no patient has been dosed and Progenics purchased the Somerset, NJ facility noting at the time it was capable of producing multiple products, including AZEDRA? We believe Progenics should be forthright with stockholders and disclose the rationale and benefits (and timing thereof) regarding its manufacturing arrangements.
  Financial Profile. The Company has failed to provide meaningful answers to important questions related to the Company’s revenue and expense base. For example, what is the expected ramp of AZEDRA sales? What is the cost of, and capacity covered by, the manufacturing arrangement with International Isotopes? What resources are being expended on artificial intelligence projects and when should that turn profitable? How much does the Company plan to spend to “dramatically expand the indications for AZEDRA”?

9

We are Concerned with Progenics’ Inefficient Capital Allocation and Expense Management

Progenics’ headquarters is comprised of a 26,000 square foot lease at One World Trade Center in New York City, one of the highest expense cities in the world. We believe that prudent expense management, including evaluating lower cost alternatives and solid execution, is more important than high-end office space, which we believe would ultimately translate into favorable returns to stockholders.

The Company reported SG&A and development expenses, excluding one-time write-offs, in excess of $60 million in 2018. The accumulated deficit has surpassed an astonishing $600 million. In addition, the Company filed a shelf registration statement in October 2018 to potentially raise additional equity capital two months after the Company raised $75 million at $8.25 per share in the public markets. When the Company filed its shelf registration, the share price had fallen more than 30% from its August pricing. We believe that finding creative, non-dilutive ways to fund the business would be much more advantageous than continually issuing equity and diluting existing stockholders.

We Believe There is a Lack of Relevant Management Experience at Progenics

The Progenics management team overview page states, “the drug development process is complex. Our management team offers deep expertise in all aspects of the process to drive products toward commercialization.” As stated, the senior management team appears to have led “products toward commercialization” (emphasis added). However, outside of Bryce Tenbarge, the Company’s Senior Vice President, Commercial, no other members of the management team have meaningful commercial launch experience or have held a commercial senior leadership role in the pharmaceutical industry prior to joining Progenics. Mr. Tenbarge’s immediate experience prior to Progenics was at a development-stage company, Celldex Therapeutics, which has yet to receive FDA approval for a single product. Moreover, eventually bringing a product “toward commercialization” does not, in our view, address the amount of time lapsed during that process. To compound this issue, prior to joining Progenics, Mr. Baker had zero operational experience within the pharmaceutical industry yet he was appointed as CEO to lead a successful commercial pharmaceutical company.

Given the persistent underperformance at Progenics, we question how the Board has seemingly failed to recognize the need to hire senior executives with relevant experience necessary to run a specialty pharmaceutical company, and improve execution to a satisfactory level.

We are Concerned with the Company’s Poor Corporate Governance Practices

We are seriously concerned with the Board’s decision, under the direction of Messrs. Crowley and Kishbauch, as Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee, respectively, to invalidate our nomination on technical grounds. A stockholder’s right to nominate director candidates is an important and long-standing part of the shareholder franchise. We exercised this right because we believe change on the Board is required to address the Company’s persistent underperformance and operational failures and to instill accountability in the boardroom.

Rather than seriously address the concerns of one of its largest stockholders and acknowledge the real issues that we believe plague the Company, the Board chose to invalidate our nomination of director candidates based on a technicality, which we believe serves to frustrate the shareholder franchise, preserve the status quo and entrench the Board.

The Board’s apparent failure to focus on the real issues facing the Company is also demonstrated by, in our view, the poor committee governance at Progenics. In 2017, the Compensation Committee of the Board met more often than the Scientific Committee. In 2016, the Compensation Committee met twice as often as the Scientific Committee. It appears to us that the Board, and in particular, Messrs. Crowley and Kishbauch as sole members of the Compensation Committee, considers director and executive compensation to be a more pressing matter than scientific advancement and clinical success. Further, we note that despite the Company’s poor performance, in 2018 and 2017, the Board received compensation in excess of $7 million in compensation (including Mr. Baker’s service as CEO), with $2.8 million to non-executive directors, including over $800,000 to Mr. Crowley.

10

We believe it is time for Accountability at Progenics and that Immediate Change is Required

For the reasons set for above, we are seeking your support to vote AGAINST the re-election of Messrs. Crowley and Kishbauch as directors at the Annual Meeting. By voting AGAINST Mr. Crowley, as Chairman of the Board who has overseen the destruction of significant stockholder value, and Mr. Kishbauch, as Chairman of the Nominating and Corporate Governance Committee who oversaw the invalidation of our nomination due to a mere technicality, and who together represent the sole members of the Compensation Committee that we believe has approved excessive compensation to Progenics’ directors and officers, stockholders will be sending a strong message to the Board that they are dissatisfied with the status quo and that meaningful change is required.

Furthermore, the Company has a director resignation policy in place for uncontested elections, whereby each director submits a contingent resignation which becomes effective if he or she fails to receive a sufficient number of votes for re-election at the Annual Meeting and the Board accepts the resignation. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. If our proxy solicitation results in any directors failing to receive a majority of the votes cast for his election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board. We believe the failure of the Board to accept any such resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear stockholder directive.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven directors, all of whom are up for election at the Annual Meeting.  For the reasons stated above, we are seeking your support at the Annual Meeting to vote AGAINST the election of Peter J. Crowley and Michael D. Kishbauch.

The Company has adopted a majority vote standard for uncontested elections. Since we are not proposing an alternate slate of directors, the election is considered to be uncontested despite our opposition to two of the Progenics Nominees. According to the Company’s Bylaws (the “Bylaws”), a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” that director. The Bylaws also set forth a resignation policy for uncontested elections, pursuant to which each director submits a contingent resignation which becomes effective if he or she fails to receive a sufficient number of votes for re-election at the Annual Meeting and the Board accepts the resignation. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

Accordingly, if we are successful in soliciting your support to vote AGAINST Messrs. Crowley and Kishbauch such that each of Messrs. Crowley and Kishbauch receive more votes “against” his election than votes “for” his election at the Annual Meeting, the Board, upon the Nominating and Corporate Governance Committee’s recommendation, must determine whether to accept the resignations tendered by each Messrs. Crowley and Kishbauch.

Please note that the Progenics Nominees are not the nominees of the Participating Stockholders, have not consented to be named in these proxy materials, and are the nominees of Progenics. Because the Progenics Nominees are not the Participating Stockholders’ nominees and have not consented to be named in this proxy statement, they are not participants in this solicitation. We can provide no assurance that any of the Progenics Nominees will serve as directors if elected. The names, backgrounds and qualifications of the Progenics Nominees, and other information about them, can be found in the Company’s proxy statement.

WE URGE YOU TO VOTE “AGAINST” THE ELECTION OF PETER J. CROWLEY AND MICHAEL D. KISHBAUCH ON THE ENCLOSED GREEN PROXY CARD.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE OTHER PROGENICS NOMINEES.

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PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers. This proposal, commonly known as a “Say-on-Pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. The Company is therefore asking stockholders to approve, on an advisory basis, the compensation of its named executive officers, as disclosed in the Company’s proxy statement pursuant to the compensation disclosure rules of the SEC. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation of the Company’s Named Executive Officers, as disclosed in the Company’s Proxy Statement for the 2019 Annual Meeting of Stockholders, particularly in the Compensation Discussion and Analysis and compensation tables, is hereby approved.”

According to the Company’s proxy statement, the stockholder vote on the Say-on-Pay proposal is an advisory vote only, and it is not binding on the Company, the Compensation Committee of the Board or the Board; however, to the extent there is any significant vote against the Say-on-Pay proposal, the Compensation Committee and the Board will consider stockholders’ concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

WE RECOMMEND THAT YOU VOTE “AGAINST” THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 3

RATIFICATION OF SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to ratify the selection of Ernst & Young LLP as Progenics’ independent registered public accounting firm for 2019.

As disclosed in the Company’s proxy statement, although stockholder ratification is not required by law, if the selection of Ernst & Young LLP is not ratified by stockholders, the Audit Committee of the Board may reconsider the appointment.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE INDEPENDENT registered public accounting firm OF THE COMPANY AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, the Participating Stockholders believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the election of Peter J. Crowley and Michael D. Kishbauch, ABSTAIN on the election of Mark R. Baker and FOR the election of the other Progenics Nominees, AGAINST the approval of the advisory vote on the compensation of the Company’s named executive officers and FOR the ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2019.

This Proxy Statement includes authority to vote for all Progenics Nominees, other than Messrs. Crowley, Kishbauch and Baker. Should you choose to vote in favor of any of Messrs. Crowley, Kishbauch, or Baker you must use the Company’s proxy card. Please note that the Progenics Nominees are not the nominees of the Participating Stockholders, have not consented to be named in this Proxy Statement, and are the nominees of Progenics. The names, backgrounds and qualifications of the Progenics Nominees, and other information about them, can be found in the Company’s proxy statement. We can provide no assurance that any of the Progenics Nominees will serve as directors if elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  A majority of the issued and outstanding shares of Common Stock entitled to vote as of the Record Date represented either in person or by proxy, is necessary to constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum. If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a majority vote standard for uncontested elections. Since we are not proposing an alternate slate of directors, the election is considered to be uncontested despite our opposition to two of the Progenics Nominees. Therefore, the standard for director election will be by a “majority vote” as described herein. According to the Bylaws, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” that director. The Company has indicated that since neither abstentions nor broker non-votes are considered to be “votes cast,” they will not affect the outcome of the vote.

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The Bylaws also set forth a resignation policy for uncontested elections, pursuant to which each director submits a contingent resignation which becomes effective if he or she fails to receive a sufficient number of votes for re-election at the Annual Meeting and the Board accepts the resignation. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, a majority of the votes cast at the Annual Meeting in person or by proxy is required to approve the compensation of the Company’s executive officers. The Company has indicated that since neither abstentions nor broker non-votes are considered to be “votes cast,” they will not affect the outcome of the vote.

Ratification of the Appointment of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, a majority of the votes cast at the Annual Meeting in person or by proxy is required for ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm. The Company has indicated that since neither abstentions nor broker non-votes are considered to be “votes cast,” they will not affect the outcome of the vote.

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GREEN proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Participating Stockholders’ recommendations specified herein and in accordance with the discretion of the persons named on the GREEN proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Participating Stockholders in care of Okapi at the address set forth on the back cover of this Proxy Statement or to the Company at One World Trade Center, 47th Floor, New York, NY 10007 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Participating Stockholders in care of Okapi at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.

IF YOU WISH TO VOTE AGAINST THE ELECTION OF PETER J. CROWLEY AND MICHAEL D. KISHBAUCH TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Participating Stockholders. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Velan has entered into an agreement with Okapi for solicitation and advisory services in connection with this solicitation, for which Okapi will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Velan has agreed to pay an additional discretionary fee to Okapi, the amount of which is to be determined in the sole discretion of the Participating Stockholders, upon conclusion of a proxy campaign. The Participating Stockholders have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Participating Stockholders will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Okapi will employ approximately [__] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Participating Stockholders. Costs of this solicitation of proxies are currently estimated to be approximately $[______]. The Participating Stockholders estimate that through the date hereof the expenses in connection with this solicitation are approximately $[____]. The Participating Stockholders intend to seek reimbursement from the Company of all expenses they incur in connection with this solicitation. The Participating Stockholders do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are Velan, Altiva, Mr. Venkataraman, Dr. Nohria, LTE, LTE Management, MCM, Mr. Melkonian, Mr. Cooke and Mr. Sarpangal (collectively, the “Participants” and each a “Participant”). Velan is a private investment partnership domiciled in Georgia. Altiva is a private investment adviser domiciled in Nevada. Mr. Venkataraman is an investor in the specialty pharmaceutical industry. The principal business address of Velan, Altiva and Mr. Venkataraman is 1055b Powers Place, Alpharetta, GA 30009. The principal occupation of Dr. Nohria is serving on the boards of various pharmaceutical companies. The principal business address of Dr. Nohria is 120 Emerald Lane, Roswell, GA 30075. LTE is a private investment fund domiciled in Delaware, the principal business of which is to acquire, hold, dispose of and otherwise invest in securities. LTE Management is a private company domiciled in Delaware, the principal business of which is serving as the manager of LTE. MCM is a registered investment advisor domiciled in Delaware, the principal business of which is to manage investment and trading activities of private investment funds, including LTE. Mr. Melkonian is the Chief Investment Officer and Managing Member of MCM. Mr. Cooke is a Senior Managing Director of MCM. The principal business address of LTE, LTE Management, MCM and Messrs. Melkonian and Cooke is 450 West 31st Street, 12th Fl., New York, NY 10001. The principal occupation of Mr. Sarpangal is serving as the Managing Member of Sarpa Holdings, a private investment company. The principal business address of Mr. Sarpangal is 9 Toledo Court, Burlingame, CA 94010.

The following sets forth the names and the number of shares of Common Stock of the Company beneficially owned by each of the Participating Stockholders. All percentages are based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in Amendment No. 1 to the Company’s 2018 10-K.

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Name	Number of Shares of Common Stock of the Company Beneficially Owned[1]	Percent of Common Stock of the Company
Velan Capital, L.P.	[6,030,000][2]	[7.1]%
Altiva Management Inc.	[6,030,000][3]	[7.1]%
Balaji Venkataraman	[6,030,000][4]	[7.1]%
Virinder Nohria	[110,000]	[0.1]%
LTE Partners, LLC	[1,625,000][5]	[1.9]%
LTE Management, LLC	[1,625,000][6]	[1.9]%
Melkonian Capital Management, LLC	[1,625,000][7]	[1.9]%
Ryan Melkonian	[1,625,000][8]	[1.9]%
Terence Cooke	[0]	[0]%
Deepak Sarpangal	[0]	[0]%

1.	The Participating Stockholders have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. However, each of the Participating Stockholders expressly disclaims beneficial ownership of any securities in the table above other than securities indicated as being beneficially owned by such individual or entity on the applicable row.
2.	Velan directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. Velan may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares.
3.	Altiva, as the general partner of Velan, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.
4.	Mr. Venkataraman, as the sole shareholder of Altiva, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.
5.	LTE directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. LTE may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares.
6.	LTE Management, as the sole manager of LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.
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7.	MCM, as the sole investment advisor to LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.
8.	Mr. Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may also be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

For information regarding purchases and sales of securities of the Company during the past two years by certain Participants in this solicitation, see Schedule I.

The Participants and their associates and affiliates may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debt balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

On May 1, 2019, the Participants entered into a Joint Filing Agreement in which the Participants agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

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There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Participating Stockholders are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Participating Stockholders are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, any stockholder wishing to submit a proposal to be included in the Company’s proxy statement for the 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”) pursuant to Rule 14a-8, must deliver such proposal(s) to Progenics’ Corporate Secretary no later than [_______]. Stockholder proposals should be mailed to the Corporate Secretary, Progenics Pharmaceuticals, Inc., One World Trade Center, 47th Floor, Suite J, New York, NY 10007.

In addition, according to the Company’s proxy statement for the Annual Meeting, if the Company receives notice after that date of a stockholder’s intent to present a proposal at the 2020 Annual Meeting, the Company has the right to exercise discretionary voting authority with respect to such proposal, if presented at the meeting, without including information regarding such proposal in the Company’s proxy materials.

Under the Company’s Bylaws, any stockholder wishing to submit director nominees to be included in the Company’s proxy statement for the 2020 Annual Meeting pursuant to the Company’s proxy access provision of the Bylaws, must deliver written notice of such nomination to Progenics’ Corporate Secretary no later than [_______].

In addition, under the Company’s Bylaws, any director nomination or stockholder proposal of other business intended to be presented for consideration at the 2020 Annual Meeting, but not intended to be considered for inclusion in the Company's proxy statement for the 2020 Annual Meeting, must deliver written notice of such nomination or business proposal to Progenics’ Corporate Secretary no later than [_______].

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2020 Annual Meeting is based on information contained in the Company’s Bylaws and the Company’s proxy statement for the Annual Meeting. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Participating Stockholders that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Velan Capital, L.P.

_________ __, 2019

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale
VELAN CAPITAL, L.P.
1,900	07/31/2018
500	08/02/2018
1,000	08/08/2018
500	08/09/2018
1,500	08/10/2018
500	08/14/2018
500	08/23/2018
500	09/11/2018
500	09/13/2018
1,000	09/14/2018
500	09/21/2018
1,000	10/05/2018
1,000	10/22/2018
1,000	10/26/2018
1,000	10/30/2018
16,000	11/27/2018
10,000	11/28/2018
12,500	11/29/2018
5,000	12/04/2018
5,000	12/07/2018
2,000	12/10/2018
2,000	12/17/2018
5,000	12/18/2018
5,000	12/21/2018
5,000	01/08/2019
5,000	01/10/2019
4,500	01/11/2019
2,500	01/14/2019
7,500	01/29/2019
5,000	01/31/2019
5,000	02/01/2019
20,000	02/07/2019
30,000	02/08/2019

I-1

40,000	02/11/2019
20,000	02/13/2019
20,000	02/14/2019
85,000	02/20/2019
35,000	02/21/2019
10,000	02/22/2019
120,000	02/25/2019
110,000	02/26/2019
100,000	02/27/2019
200,000	02/28/2019
100,000	03/01/2019
100,000	03/04/2019
50,000	03/05/2019
238,500	03/06/2019
200,000	03/07/2019
200,000	03/08/2019
150,000	03/11/2019
111,500	03/13/2019
414,349	03/14/2019
50,000	03/18/2019
100,000	03/19/2019
376,000	03/20/2019
220,700	03/21/2019
454,300	03/22/2019
50,000	03/25/2019
520,000	03/27/2019
52,900	03/28/2019
179,404	03/29/2019
126,400	04/01/2019
404,240	04/02/2019
101,707	04/03/2019
85,000	04/09/2019
75,100	04/10/2019
300,000	04/11/2019
100	04/12/2019
50,000	04/18/2019
22,302	04/23/2019
50,000	04/24/2019
54,571	04/29/2019
293,027	04/30/2019
VIRINDER NOHRIA
50,000	02/20/2019
7,800	02/21/2019
2,200	02/21/2019
50,000	03/20/2019

I-2

LTE PARTNERS, LLC
29,721	03/11/2019
37,575	03/12/2019
40,000	03/13/2019
42,000	03/14/2019
68,700	03/18/2019
44,800	03/19/2019
81,500	03/22/2019
47,000	03/26/2019
100,000	03/27/2019
20,000	03/28/2019
85,000	03/29/2019
33,600	04/01/2019
81,200	04/02/2019
125,000	04/03/2019
187,700	04/04/2019
31,204	04/05/2019
39,795	04/09/2019
176,405	04/17/2019
200,000	04/29/2019
68,378	04/30/2019
85,422	05/01/2019

I-3

SCHEDULE II

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on [____].

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Participating Stockholders your proxy AGAINST the election of Peter J. Crowley and Michael D. Kishbauch and in accordance with the Participating Stockholders’ recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed GREEN proxy card;

●	DATING the enclosed GREEN proxy card; and

●	MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GREEN voting form.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement, or need help voting your shares, please contact our proxy solicitor:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Stockholders may call toll-free: (888) 785-6673

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

GREEN PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 17, 2019

Progenics Pharmaceuticals, Inc.

2019 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF VELAN CAPITAL, L.P., ALTIVA MANAGEMENT INC., BALAJI VENKATARAMAN, VIRINDER NOHRIA, LTE PARTNERS, LLC, LTE MANAGEMENT, LLC, MELKONIAN CAPITAL MANAGEMENT, LLC, RYAN MELKONIAN, TERENCE COOKE AND DEEPAK SARPANGAL (COLLECTIVELY, THE “PARTICIPATING STOCKHOLDERS”)

THE BOARD OF DIRECTORS OF Progenics Pharmaceuticals, Inc.
IS NOT SOLICITING THIS PROXY

P        R        O        X        Y

The undersigned appoints Balaji Venkataraman, Steve Wolosky and Patrick McHugh, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Progenics Pharmaceuticals, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2019 Annual Meeting of Stockholders of the Company scheduled to be held at [____], on [____], 2019 at [_____] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Participating Stockholders a reasonable time before this solicitation. STOCKHOLDERS ARE ADVISED THAT THE COMPANY NOMINEES ARE NOT THE NOMINEES OF THE PARTICIPATING STOCKHOLDERS, HAVE NOT CONSENTED TO BE NAMED IN THESE PROXY MATERIALS, AND ARE THE NOMINEES OF THE COMPANY. BECAUSE THE COMPANY NOMINEES ARE NOT THE PARTICIPATING STOCKHOLDERS’ NOMINEES AND HAVE NOT CONSENTED TO BE NAMED IN THIS PROXY STATEMENT, THEY ARE NOT PARTICIPANTS IN THIS SOLICITATION.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” the election of Peter J. Crowley and Michael D. Kishbauch, “ABSTAIN” ON THE ELECTION OF MARK R. BAKER AND “FOR” the election of the other Progenics Nominees, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GREEN PROXY CARD

[X] Please mark vote as in this example

The Participating Stockholders STRONGLY RECOMMEND THAT STOCKHOLDERS VOTE AGAINST the election of PETER J. CROWLEY AND MICHAEL D. KISHBAUCH and MAKE NO RECOMMENDATION WITH RESPECT TO the election OF the COMPANY’s other Nominees. The Participating Stockholders RECOMMEND THAT STOCKHOLDERS VOTE AGAINST PROPOSAL 2 AND MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1. Election of Directors

Peter J. Crowley	☐ AGAINST	☐ ABSTAIN

Michael D. Kishbauch	☐ AGAINST	☐ ABSTAIN

Mark R. Baker	☐ AGAINST	☐ ABSTAIN

All Other Company Nominees

FOR ALL OTHER COMPANY NOMINEES	ABSTAIN ON ALL OTHER COMPANY NOMINEES	FOR ALL OTHER COMPANY NOMINEES, EXCEPT NOMINEE(S) WRITTEN BELOW*
☐	☐	☐ _____________ _____________

*Note: If you mark the “FOR ALL OTHER COMPANY NOMINEES, EXCEPT NOMINEE(S) WRITTEN BELOW” box, your shares will be voted “ABSTAIN” on any such nominee(s) written in the line(s) below this box and “FOR” the remaining nominees.

2. Approval, on an advisory basis, of the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Approval of the ratification of the Board’s selection of Ernst & Young LLP to serve as the Company’s independent registered public accounting firm for 2019.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.